                                                                    EXHIBIT 99.1

Infosys Technologies Limited - Financial Release           US GAAP Press Release
June 30, 2003

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter Ended June 30, 2003

INFOSYS RECORDS HIGHER VOLUME GROWTH. INCREASES GUIDANCE FOR REVENUE AND EPS FOR FISCAL 2004

Fremont, California - July 10, 2003

Highlights

Results for the quarter ended June 30, 2003

- First quarter revenues at $ 233.3 million, up 49.26% from the corresponding quarter last fiscal

-    Earnings per American Depositary Share (ADS) increased to $ 0.44 from $
     0.33 in the corresponding quarter last fiscal

-    22 new clients were added during the quarter

- Gross addition of 2,175 employees for the quarter, including 303 lateral hires - net addition of 1,739 employees for the quarter

Outlook for the quarter ending September 30, 2003 and the fiscal year ending March 31, 2004

- Consolidated net revenues expected to be between $ 237 million and $ 239 million for the quarter ending September 30, 2003, and between $ 966 million and $ 982 million for the fiscal year ending March 31, 2004

- Consolidated earnings per ADS expected to be $ 0.45 for the quarter ending September 30, 2003, and between $ 1.81 and $ 1.82 for the fiscal year ending March 31, 2004

Infosys Technologies Limited ("Infosys" or "the company") today announced financial results for its first quarter ended June 30, 2003. Revenues for the quarter aggregated $ 233.3 million, up 49.26% from $ 156.3 million for the quarter ended June 30, 2002.

Net income was $ 58.3 million ($ 42.8 million for the quarter ended June 30, 2002) and earnings per ADS was $ 0.44 ($ 0.33)

"THERE IS AN INCREASED INTEREST IN OFFSHORE OUTSOURCING AS GLOBAL CORPORATIONS REALIZE ITS BENEFITS. BUSINESS OPPORTUNITIES CONTINUE TO GROW. HOWEVER, THE PRICING ENVIRONMENT REMAINS CHALLENGING," said Nandan M. Nilekani, CEO, President and Managing Director. "OUR VALUE PROPOSITION TO CLIENTS REMAINS STRONGLY DIFFERENTIATED, DESPITE THE INCREASING PRESENCE OF GLOBAL COMPETITORS."

"IN SPITE OF THE CHALLENGING ENVIRONMENT, INFOSYS CONTINUED TO INVEST IN SALES, MARKETING AND NEW SERVICES, WHILE IMPROVING EXISTING SERVICES. NEW SERVICES INTRODUCED OVER THE LAST THREE YEARS CONTRIBUTED SIGNIFICANTLY TO CURRENT REVENUES," said S. Gopalakrishnan, Member of the Board and COO. "SALARIES WERE INCREASED FOR OUR EMPLOYEES IN INDIA. INCREASED INVESTMENTS HAVE BEEN BALANCED WITH EFFECTIVE CONTROL OF DISCRETIONARY EXPENDITURE."

"THE STRONG GROWTH IN VOLUME HAS EXCEEDED OUR INITIAL EXPECTATIONS," said S. D. Shibulal, Member of the Board and Head - World-wide Customer Delivery. "OUR UTILIZATION HAS FURTHER IMPROVED DURING THE QUARTER. THERE HAS BEEN A CHANGE IN THE ONSITE-OFFSHORE MIX DUE TO A HIGHER COMPONENT OF OFFSHORE WORK."

"OUR CONTINUED INVESTMENT IN CLIENT-FACING ACTIVITIES HAS ENABLED US TO ADDRESS CLIENT REQUIREMENTS MORE EFFECTIVELY AND TO DEEPEN RELATIONSHIPS. THIS HAS HELPED US MANAGE A HIGHER SHARE OF OUR CLIENTS' WALLET," said Basab Pradhan, Head - World-wide Sales and Senior Vice President.

Infosys strengthened its presence in the financial services industry by partnering with clients to develop technology-enabled business solutions. A GLOBAL BANKING ENTERPRISE selected Infosys to implement a sourcing strategy for reducing cost, improving the efficiency of internal operations, and enabling a quicker response to business needs, for its North American operations. A LARGE, DIVERSIFIED BANK BASED IN THE

Infosys Technologies Limited - Financial Release           US GAAP Press Release
June 30, 2003

UK entered into a long-term strategic relationship with the company for its Information Technology (IT) requirements. Infosys is also designing and building a research portal for A PROVIDER OF SECURITIES AND INVESTMENT BANKING FUNCTIONS.

The company strengthened its presence in the automotive and aerospace sector by commencing work for ONE OF THE FORTUNE 500 AUTOMOTIVE COMPANIES in the U.S. Infosys will develop a consolidated requirements management and planning system for the client. In Europe, Infosys is assisting A LEADING AUTOMOTIVE SYSTEM SUPPLIER in the advanced simulation of various crash conditions.

"INCREASED EFFICIENCY AND OPTIMIZATION OF EXPENSES HAVE HELPED US MAINTAIN OUR MARGINS DESPITE THE INCREASE IN SALARY COST," said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. "WE HAVE PRO-ACTIVELY HEDGED OUR NET RECEIVABLES TO MITIGATE THE IMPACT OF RUPEE APPRECIATION ON OUR MARGINS."

ABOUT THE COMPANY

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as client business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

SAFE HARBOR

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

CONTACT

Investor Relations    P. R. Ganapathy, U.S.       V. Balakrishnan, India
                      +1 (510) 742-3030           +91 (80) 852-0440
                      guns@infosys.com            balakv@infosys.com

Media                 Lisa Kennedy, U.S.          Tina George, India
Relations             +1 (510) 742-2946           +91 (80) 852-0261 x 7790
                      lisa_kennedy@infosys.com    tina_george@infosys.com

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Infosys Technologies Limited - Financial Release           US GAAP Press Release
June 30, 2003

CONSOLIDATED STATEMENTS OF INCOME

                                                                                   in US$ except ADS data
                                                                            ----------------------------------
                                                                             THREE MONTHS ENDED JUNE 30,
                                                                            ----------------------------------
                                                                                2003                  2002
                                                                            ----------------------------------
REVENUES                                                                     233,255,636           156,314,869
Cost of revenues (including amortization of stock compensation expenses of $ 729,993, and $ 628,907 for the three months ended
June 30, 2002 and 2003 respectively)                                         132,902,389            86,004,769
                                                                            ----------------------------------
GROSS PROFIT                                                                 100,353,247            70,310,100
                                                                            ----------------------------------
Operating Expenses:
  Selling and marketing expenses                                              17,402,555            11,297,734
  General and administrative expenses                                         17,724,228            11,859,128
  Amortization of stock compensation expense                                     442,783               513,954
  Amortization of intangible assets                                              749,118               204,121
                                                                            ----------------------------------
    Total operating expenses                                                  36,318,684            23,874,937
                                                                            ----------------------------------

OPERATING INCOME                                                              64,034,563            46,435,163
  Other income, net                                                            5,300,780             5,096,520

                                                                            ----------------------------------
INCOME BEFORE INCOME TAXES                                                    69,335,343            51,531,683
  Provision for income taxes                                                  11,064,797             8,687,383
                                                                            ----------------------------------
NET INCOME                                                                    58,270,546            42,844,300
                                                                            ==================================

EARNINGS PER ADS
  Basic                                                                     $       0.44          $       0.33
  Diluted                                                                   $       0.44          $       0.32
WEIGHTED EQUITY SHARES USED IN COMPUTING EARNINGS PER ADS
  Basic                                                                       65,583,707            65,566,930
  Diluted                                                                     66,076,979            66,374,341
                                                                            ----------------------------------

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Infosys Technologies Limited - Financial Release          US GAAP Press Release
June 30, 2003

CONSOLIDATED BALANCE SHEETS AS OF

                                                                                                       in US$
                                                                          ---------------------------------------
                                                                          JUNE 30, 2003             JUNE 30, 2002
                                                                          ---------------------------------------
ASSETS
  CURRENT ASSETS
    Cash and cash equivalents                                               381,122,431               235,466,369
    Investments in liquid mutual fund units                                  21,548,714                         -
    Trade accounts receivable, net of allowances                            121,875,899                84,735,380
    Deferred tax assets                                                         514,545                   541,814
    Prepaid expenses and other current assets                                25,181,135                28,175,421
    Unbilled revenue                                                         21,338,663                         -
                                                                          ---------------------------------------
      TOTAL CURRENT ASSETS                                                  571,581,387               348,918,984

  Property, plant and equipment, net                                        165,168,590               147,216,819
  Intangible assets, net                                                      5,873,532                 7,705,557
  Deferred tax assets                                                         7,566,810                 4,932,021
  Investments                                                                 3,262,407                 7,831,771
  Advance income taxes                                                          123,229                         -
  Other assets                                                               17,506,322                13,613,762
                                                                          ---------------------------------------
TOTAL ASSETS                                                                771,082,277               530,218,914
                                                                          =======================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES
    Accounts payable                                                            144,954                    56,260
    Client deposits                                                           2,902,094                 1,595,670
    Other accrued liabilities                                                53,887,919                30,662,705
    Income taxes payable                                                      4,592,757                 4,153,534
    Unearned revenue                                                         15,912,616                 9,244,091
                                                                          ---------------------------------------
      TOTAL CURRENT LIABILITIES                                              77,440,340                45,712,260
  Non-current liabilities                                                     5,280,172                 5,033,140

  Preferred stock of subsidiary
   0.0005% Cumulative Convertible Preference Shares,
    par value $ 2 each, 4,375,000 preference shares
    authorized, issued and outstanding - 4,375,000
    preference shares as of June 30, 2003                                    10,000,000                10,000,000
  STOCKHOLDERS' EQUITY
   Common stock, $ 0.16 par value;
    100,000,000 equity shares authorized, issued and
    outstanding - 66,188,530 and 66,249,366 as of
    June 30, 2002 and 2003, respectively                                      8,603,587                 8,597,246
   Additional paid-in capital                                               127,398,522               123,202,029
   Accumulated other comprehensive income                                   (15,433,919)              (45,600,685)
   Deferred stock compensation                                               (1,745,376)               (6,376,652)
   Retained earnings                                                        559,538,951               389,651,576

                                                                          ---------------------------------------
      Total stockholders' equity                                            678,361,765               469,473,514
                                                                          ---------------------------------------

                                                                          ---------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  771,082,277               530,218,914
                                                                          ---------------------------------------

A detailed analysis of the performance of the company can be downloaded in the form of an MS Excel worksheet from www.infosys.com.

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